SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

International Coal Group, Inc.

(Name of Issuer)

International Coal Group, Inc.

(Name of Filing Persons, Offeror)

9.00% Convertible Senior Notes due 2012

(Title of Class of Securities)

45928HAD8

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$189,639,019	$13,522

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction value was calculated assuming that $139,502,000 aggregate principal amount of the outstanding 9.00% Convertible Senior Notes due 2012 are being purchased at the maximum price of $1,359.40 per $1,000 principal amount of Convertible Notes.

(2)	The filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This issuer tender offer statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Tender Offer”) by International Coal Group, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Tender Offer is International Coal Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive officers are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560, and its telephone number is (304) 760-2400.

(b) This Schedule TO relates to the Tender Offer by the Company to purchase any and all of its outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer Documents. As of March 5, 2010, $139,502,000 aggregate principal amount of Convertible Notes were outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “Market and Trading Information” is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person of this Schedule TO. The Company’s principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560, and its telephone number is (304) 760-2400. The following table sets forth each executive officer and director of the Company. Each such person’s business address is 300 Corporate Centre Drive, Scott Depot, West Virginia 25560, and each such person’s business telephone number is (304) 760-2400.

Name	Position
Bennett K. Hatfield	President, Chief Executive Officer and Director
Phillip Michael Hardesty	Senior Vice President, Sales and Marketing
Bradley W. Harris	Senior Vice President, Chief Financial Officer and Treasurer
Oren Eugene Kitts	Senior Vice President, Mining Services
Samuel R. Kitts	Senior Vice President, Planning & Organizational Development
Roger L. Nicholson	Senior Vice President, Secretary and General Counsel
William Scott Perkins	Senior Vice President, Kentucky Region Operations
Charles G. Snavely	Senior Vice President, West Virginia and Northern Region Operations
Joseph R. Beckerle	Chief Accounting Officer
Cynthia B. Bezik	Director
Maurice E. Carino, Jr.	Director
William J. Catacosinos	Director
Stanley N. Gaines	Director
Samuel A. Mitchell	Director
Wilbur L. Ross, Jr.	Director
Wendy L. Teramoto	Director

Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Terms of the Tender Offer,” “Certain Significant Considerations,” “Acceptance for Purchase and Payment for Convertible Notes,” “Procedures for Tendering Convertible Notes,” “Withdrawal of Tenders,” “Conditions to the Tender Offer” and “Certain United States Federal Income Tax Consequences” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Ownership of Convertible Notes” is incorporated in this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The Convertible Notes were issued by the Company pursuant to the Indenture, dated as of July 31, 2007 (the “Indenture”), by and among the Company, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of December 3, 2009, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee. In connection with the issuance of the Convertible Notes, the Company entered into the Registration Rights Agreement, dated as of July 31, 2007, by and among the Company, each of the guarantors party thereto and UBS Securities LLC, as purchaser, pursuant to which the Company and the guarantors agreed to use commercially reasonable efforts to cause to become effective by February 26, 2008, a shelf registration statement with respect to the resale of the Convertible Notes and the shares of common stock issuable upon conversion of the Convertible Notes. The Indenture, the First Supplemental Indenture and the Registration Rights Agreement are filed as Exhibits (d)(1), (d)(2) and (d)(5) hereto, respectively, and are incorporated by reference herein.

The Company has entered into the following agreements in connection with its common stock: (1) Registration Rights Agreement by and among the Company, WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., Stark Trading and Shepherd International Coal Holdings Inc.; (2) Registration Rights Agreement by and among the Company and certain former Anker stockholders and CoalQuest members and (3) Registration Rights Agreement, dated May 16, 2008, by and between the Company and Fairfax Financial Holdings Limited. The foregoing Registration Rights Agreements are filed as Exhibits (d)(6), (d)(7) and (d)(8) hereto, respectively, and are incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase entitled “Purpose of the Tender Offer” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Retirement and Cancellation” is incorporated in this Schedule TO by reference.

(c)(1)-(2) Not applicable.

(c)(3) In addition to the purchase of Convertible Notes pursuant to the Tender Offer, to the extent permitted by applicable law (including Rules 14e-5 and 13e-4 under the Securities Exchange Act of 1934), the Company reserves the right to issue shares of its common stock or debt securities and to utilize a portion of its available cash balances to purchase, redeem or otherwise retire shares of its common stock or debt securities from time to time. In addition, the information set forth in the section of the Offer to Purchase entitled “Concurrent Offerings and Tender Offer” is incorporated in this Schedule TO by reference.

(c)(4)-(10) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds,” “Conditions to the Tender Offer” and “Concurrent Offerings and Tender Offer” is incorporated in this Schedule TO by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Ownership of Convertible Notes” is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “The Dealer Managers, the Information Agent and the Depositary” and “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

The information set forth in Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 8, 2010
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Voluntary Offering Instructions
(a)(1)(D)	Form of Notice of Withdrawal
(a)(5)(A)	Press Release issued by the Company, dated March 8, 2010
(b)	Not applicable
(d)(1)	Indenture, dated as of July 31, 2007, by and among the Company, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(2)	First Supplemental Indenture, dated as of December 3, 2009, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(3)	Form of 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on January 29, 2010)
(d)(4)	Form of Guarantee relating to the 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(5)	Registration Rights Agreement, dated as of July 31, 2007, by and among the Company, each of the guarantors party thereto and UBS Securities LLC, as purchaser (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(6)	Registration Rights Agreement by and among the Company, WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., Stark Trading and Shepherd International Coal Holdings Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 15, 2005)
(d)(7)	Form of Registration Rights Agreement by and among the Company and certain former Anker stockholders and CoalQuest members (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 30, 2005)
(d)(8)	Registration Rights Agreement, dated May 16, 2008, by and between the Company and Fairfax Financial Holdings Limited (incorporated by reference to Amendment No. 1 to the Schedule 13D of Fairfax Financial Holdings Limited, filed on May 29, 2008)
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010

International Coal Group, Inc.

By:	/s/ Bradley W. Harris
Bradley W. Harris
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 8, 2010
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Voluntary Offering Instructions
(a)(1)(D)	Form of Notice of Withdrawal
(a)(5)(A)	Press Release issued by the Company, dated March 8, 2010
(b)	Not applicable
(d)(1)	Indenture, dated as of July 31, 2007, by and among the Company, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(2)	First Supplemental Indenture, dated as of December 3, 2009, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(3)	Form of 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on January 29, 2010)
(d)(4)	Form of Guarantee relating to the 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(5)	Registration Rights Agreement, dated as of July 31, 2007, by and among the Company, each of the guarantors party thereto and UBS Securities LLC, as purchaser (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)
(d)(6)	Registration Rights Agreement by and among the Company, WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., Stark Trading and Shepherd International Coal Holdings Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 15, 2005)
(d)(7)	Form of Registration Rights Agreement by and among the Company and certain former Anker stockholders and CoalQuest members (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 30, 2005)
(d)(8)	Registration Rights Agreement, dated May 16, 2008, by and between the Company and Fairfax Financial Holdings Limited (incorporated by reference to Amendment No. 1 to the Schedule 13D of Fairfax Financial Holdings Limited, filed on May 29, 2008)
(g)	Not applicable
(h)	Not applicable